UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63937X202

(CUSIP Number)

August 24, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 63937X202

1.	Names of Reporting Persons. Irwin Bain
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,946,617 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,946,617 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,946,617 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.23% (2)
12.	Type of Reporting Person IN

(1)	Includes (a) 444,400 shares of Common Stock, par value $0.001 per share, of the Issuer ("Common Stock") issuable to the Reporting Person upon conversion of shares of Series I Convertible Preferred Stock of the Issuer held directly by the Reporting Person, and (b) 444,400 shares of Common Stock issuable to the Reporting Person upon exercise of Warrants to Purchase Common Stock at an exercise price of $0.50 per share, held directly by the Reporting Person.

(2)	Based upon 31,256,092 shares of Common Stock of the Issuer, consisting of (a) 30,367,292 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q, plus (b) 444,400 shares of Common Stock issuable to the Reporting Person upon conversion of the shares of Series I Preferred Stock, and plus (c) 444,400 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

13G

CUSIP No. 63937X202

ITEM 1.

(a) Name of Issuer: Navidia Biopharmaceuticals, Inc.

(b) Address of Issuer's Principal Executive Offices: 4995 Bradenton Avenue, Suite 240, Dublin, Ohio 43017

ITEM 2.

(a) Name of Person Filing: Irwin Bain

(b) Address of Principal Business Office, or if None, Residence: 185 South Drexel Avenue, Bexley, Ohio 43209

(c) Citizenship: United States of America

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 63937X202

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,946,617 (1)

(b) Percent of class: 6.23% (2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote     1,946,617 (1)

(ii) Shared power to vote or to direct the vote      0

(iii) Sole power to dispose or to direct the disposition of     1,946,617 (1)

(iv) Shared power to dispose or to direct the disposition of    0

(1)   Includes (a) 444,400.00 shares of Common Stock, par value $0.001 per share, of the Issuer ("Common Stock") issuable to the Reporting Person upon conversion of shares of Series I Convertible Preferred Stock of the Issuer held directly by the Reporting Person, and (b) 444,400.00 shares of Common Stock issuable to the Reporting Person upon exercise of Warrants to Purchase Common Stock at an exercise price of $0.50 per share, held directly by the Reporting Person.

(2)  Based upon 31,256,092 shares of Common Stock of the Issuer, consisting of (a) 30,367,292 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q, plus (b) 444,400.00 shares of Common Stock issuable to the Reporting Person upon conversion of the shares of Series I Preferred Stock, and plus (c) 444,400.00 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2022
(Date)

/s/ Irwin Allen Bain
(Signature)

Irwin Bain, Individually
(Name/Title)